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May 12, 2015

CONFIDENTIAL TREATMENT REQUESTED BY YAHOO! INC. PURSUANT TO 17 C.F.R. SECTION 200.83

VIA EDGAR AND HAND DELIVERY

Mr. Patrick Gilmore, Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail stop 4561

Washington, D.C. 20549

Re:	Yahoo! Inc.

Form 8-K

Filed April 21, 2015

File No. 000-28018

Dear Mr. Gilmore:

We received your letter dated April 28, 2015 (the “Letter”) setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on our above-referenced report furnished under the Securities Exchange Act of 1934 (the “Exchange Act”). Our response to your comment is set forth below. For the convenience of the Staff, the comment from the Letter is restated in italics prior to our response. References to “we”, “our”, “Yahoo” and the “Company” refer to Yahoo! Inc. and its consolidated subsidiaries.

Form 8-K filed April 21, 2015

Exhibit 99.1

First Quarter 2015 Financial Highlights

Search Revenue

1.	We note your disclosure that search revenue from the Mozilla traffic is being recognized on a gross basis as a result of the terms of the agreement. Please tell us the following with respect to the Mozilla arrangement:

•	Quantify the amount of revenue and TAC attributable to the Mozilla arrangement for the quarter ended March 31, 2015

•	Describe the terms and conditions of the arrangement;

CONFIDENTIAL TREATMENT REQUESTED BY YAHOO! INC. PURSUANT TO 17 C.F.R. SECTION 200.83

•	Identify who is ultimately responsible for providing the search and advertising services and the underlying technology, discussing any differences between mobile and desktop;

•	Describe the nature and level of risk borne by the company; and

•	Describe your analysis of all of the factors in ASC 605-45-45.

We note the Staff’s comments and supplementally advise the Staff of the following information provided below. The information below reflects the terms of our search agreement with Microsoft Corporation (“Microsoft”) in place during the quarter ended March 31, 2015.

Quantity of revenue and TAC during the quarter ended March 31, 2015. For the quarter ended March 31, 2015, we recognized $[***] in revenue and $[***] in cost of revenue – traffic acquisition costs (“TAC”) through our arrangement with Mozilla Corporation (“Mozilla”). GAAP revenue and TAC for the quarter (in millions) was as set forth below. During the quarter, we continued to recognize as revenue the revenue share received during the quarter from Microsoft under the search agreement.

Q1 2015
GAAP Revenue (revenue share from Microsoft)	$[***]
Cost of revenue – traffic acquisition costs (“TAC”)	$[***]

Revenue ex-TAC (a non-GAAP measure)	$[***]

Terms and Conditions of the Arrangement. Under the Mozilla agreement, Mozilla is obligated to configure Yahoo as the default internet search provider on the Mozilla Firefox browser in the United States on desktop and mobile. The Mozilla agreement also provides a framework for exploring future product integrations and distribution opportunities to other markets. In turn, Yahoo compensates Mozilla [***] or a [***] revenue share from amounts received for paid search from advertisers for making Yahoo the default search provider on the Mozilla browser. [***]. The term of the agreement is through December 31, 2019.

Responsibility for Providing Search and Advertising Services. Yahoo is responsible for the Mozilla browser user’s experience which determines whether the Mozilla browser user continues its search activity on a Yahoo site, and Mozilla will not promote other search providers to end users or encourage end users to switch their default search settings. Users may, however, at their discretion switch their default search settings to another search provider. For desktop user search

***Confidential treatment requested by Yahoo! Inc. Omitted information provided under separate cover to the Staff pursuant to Rule 83.

CONFIDENTIAL TREATMENT REQUESTED BY YAHOO! INC. PURSUANT TO 17 C.F.R. SECTION 200.83

queries, Microsoft processes all queries, delivers the search results, and owns and maintains the search platform. For mobile search queries, the queries can be processed and delivered by Microsoft or Yahoo’s proprietary platform. Revenues from mobile search queries resulting from Mozilla search traffic were [***] the quarter ended March 31, 2015. Mozilla is not a party to the advertiser agreements or our agreement with Microsoft. [***].

Nature and Level of Risk borne by Yahoo. Yahoo is solely responsible for all payment obligations to Mozilla, [***].

ASC 605-45-45. The Mozilla agreement provides us with additional search traffic and does not impact our arrangements with advertisers or Microsoft. The recognition of our revenue share from Microsoft attributable to the monetization of search traffic generated through the Mozilla agreement is consistent with the conclusions communicated in our August 11, 2011 comment letter response to the Staff regarding the accounting for the Microsoft agreement. In such letter, the Company assessed the factors under ASC 605-45-45 and concluded that revenue should be recognized on a net basis principally because Microsoft is the primary obligor to advertisers for the reasons stated therein and those factors are unchanged with regard to traffic generated through the Mozilla arrangements. As described above, the Mozilla arrangement directs search traffic to a Yahoo site where the monetization event occurs as paid search results are delivered. Therefore, the payments to Mozilla for providing that search traffic to a Yahoo site represent a cost to Yahoo that is included as TAC in Cost of Sales. The reference in our Q1 2015 earnings release statements regarding “gross” treatment with Mozilla sought to convey that the payments to Mozilla are being recorded as TAC. Other factors considered in concluding that the payments to Mozilla should be reflected as a cost to Yahoo are described below.

•	Yahoo is compensating Mozilla for making Yahoo the default search provider on Mozilla-branded products. [***].

•	[***]. Rather, this is an arrangement to have Mozilla distribute Yahoo’s search bar in exchange for a combination of both fixed and variable fees. [***]. [***].

•	Public communications regarding the Mozilla arrangement refer to Yahoo being the default search experience for Firefox and Mozilla is compensated for making Yahoo the default search provider.

•	We are exposed to significant economic risk and margin variability, including potential margin dilution, [***] as our

***Confidential treatment requested by Yahoo! Inc. Omitted information provided under separate cover to the Staff pursuant to Rule 83.

CONFIDENTIAL TREATMENT REQUESTED BY YAHOO! INC. PURSUANT TO 17 C.F.R. SECTION 200.83

performance as the search provider determines whether Yahoo will earn revenue in excess of the costs incurred or potentially be at economic risk should [***].

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We appreciate the Staff’s comments and request that the Staff contact the undersigned at (408) 349-3300 with any questions or comments regarding this Letter.

Respectfully submitted,

Yahoo! Inc.

/s/ Ken Goldman
By:	Ken Goldman
Title:	Chief Financial Officer

cc:	Joyce Sweeney, Staff Accountant

Marissa A. Mayer, Chief Executive Officer

Aman S. Kothari, Senior Vice President, Global Controller

    and Chief Accounting Officer

Ronald S. Bell, General Counsel and Secretary

Stephanie I. Splane, Senior Vice President, Corporate Legal Affairs,

    Deputy General Counsel

Robert Plesnarski, O’Melveny & Myers LLP

Cory Starr, PricewaterhouseCoopers LLP

Jon Gochoco, PricewaterhouseCoopers LLP

***Confidential treatment requested by Yahoo! Inc. Omitted information provided under separate cover to the Staff pursuant to Rule 83.